

Mail Stop 3030

June 18, 2018

Via E-mail
Merle Ferguson
President
BioForce Nanosciences Holdings, Inc.
2020 General Booth Blvd.
Suite 230
Virginia Beach, Virginia 23454

>   **Re: BioForce Nanosciences Holdings, Inc.**
>   **Amendment No. 4 to Registration Statement on Form 10**
>   **Filed May 25, 2018**
>   **File No. 000-51074**

Dear Mr. Ferguson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have further comments. Unless we note otherwise, our references to prior comments are to comments in our May 15, 2018 letter.

Biography, page 18

1.   We note your response to comment 3 indicates that Susan Donohue does not have a role in the entities. Disclose the roles that Susan Donohue had with the entities. For example, the disclosure in this section about the roles that Merle Ferguson had with Element Global beginning in 2014 does not disclose Susan Donohue stepped down from the roles as you mentioned on page 3 of your letter dated April 25, 2018. Also, the disclosure in this section about the roles that Merle Ferguson had with Gold Rock Holdings does not disclose the roles that Susan Donohue had with Gold Rock Holdings and that she resigned as an officer and director of Gold Rock Holdings as you mentioned on page 3 of your letter dated April 25, 2018.

2.   Ensure that you have updated the disclosure on page 19 concerning Trade Exchange International, Inc. For example, it appears from the disclosure on page 19 that Susan Donohue is the owner of Trade Exchange International, Inc. However, it appears from Element Global's public report for its quarter ended June 30, 2015 that, in December 2014 Element Global acquired Trade Exchange International, Inc.

     You may contact Gary Todd, Senior Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3528 with any other questions.

     Sincerely,

     /s/ Amanda Ravitz

     Amanda Ravitz
     Assistant Director
     Office of Electronics and Machinery

cc: Richard W. Jones, Esq.